Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-205774

March 8, 2016

Pricing Term Sheet

March 8, 2016

Discovery Communications, LLC

$500,000,000 4.900% Senior Notes due 2026

Issuer:	Discovery Communications, LLC
Guarantor:	Discovery Communications, Inc.
Security Type / Format:	Senior Notes / SEC registered
Principal Amount:	$500,000,000
Maturity Date:	March 11, 2026
Coupon:	4.900%
Benchmark Treasury:	1.625% UST due February 15, 2026
Benchmark Treasury Spot and Yield:	98-07 / 1.822%
Spread to Benchmark Treasury:	T+312.5 bps
Yield to Maturity:	4.947%
Price to Public:	99.633%
Net Proceeds to Issuer (after underwriting discount, but before expenses):	$494,915,000
Interest Payment Dates:	March 11 and September 11 of each year, beginning September 11, 2016
Make-Whole Call:	Prior to December 11, 2025, Adjusted Treasury Rate plus 50 basis point, plus accrued and unpaid interest, if any.
Par Call:	On or after December 11, 2025, plus accrued and unpaid interest, if any.
Trade Date:	March 8, 2016
Settlement Date:	March 11, 2016 (T+3)
CUSIP / ISIN:	25470D AL3 / US25470DAL38
Ratings*:	Baa3 (stable) Moody’s Investors Service, Inc. BBB- (stable) Standard & Poor’s Ratings Services BBB- (stable) Fitch Ratings Ltd.

Bookrunners:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC Goldman, Sachs & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at 1-800-294-1322 or J.P. Morgan Securities LLC by telephone collect at 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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